UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-10832

(CHECK ONE):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:               June 30, 2008

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended: __________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

AFP IMAGING CORPORATION
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Full Name of Registrant

N/A
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Former Name if Applicable

250 CLEARBROOK ROAD
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 Address of Principal Executive Office (Street and Number)

ELMSFORD, N.Y. 10523
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City, State and Zip Code

PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

AFP Imaging Corporation (the “Company”) is unable to file its Form 10-K for the fiscal year ended June 30, 2008 within the prescribed time period without unreasonable effort and expense because its available personnel have devoted all of their attention and energy to the further development of the Company’s business.  The Company completed an acquisition of an Italian company in April 2007.  The Company is awaiting final documentation with respect to its necessary impairment tests pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets and Statement of Accounting Standards No. 144, Accounting For The Impairment or Disposal of Long-Lived Intangible Assets.  At that time, the Company will complete the consolidated financial statements and the accompanying footnotes prepared in accordance with Generally Accepted Accounting Principles in the United States.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elise Nissen	914	592-6100 x214
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(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X] Yes   [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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AFP IMAGING CORPORATION
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 25, 2008	By: /s/ Elise Nissen
Elise Nissen
Chief Financial Officer

Attachment to Form 12b-25

Part IV – Other Information, Item (3)

The results of operations reflect an impairment charge this fiscal year compared to the prior fiscal year related to the goodwill and long-lived intangibles acquired with the the acquisition of QR srl, an Italian company in April 2007.  The Company incurred a significant amount of goodwill and long-lived intangibles relative to this acquisition, which requires impairment testing as of June 30, 2008 as per Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets and Statement of Accounting Standards No. 144, Accounting For The Impairment or Disposal of Long-Lived Intangible Assets.  Management needs to complete their review of the impairment test work performed by an independent consultant, and perform any necessary calculations so as to properly reflect the impairment in the consolidated financial statements and the accompanying footnote disclosures.  As a result, a reasonable estimate of the final results cannot be made at this time.